January 15, 2010

Dear Bare Escentuals Associate,

I am delighted to be in a position to communicate with you today. As you are aware, Shiseido and Bare Escentuals today announced an agreement whereby Shiseido plans to join forces with Bare Escentuals through a tender offer to buy its shares. This is a very exciting development for both our companies, and one that we have been working closely with Leslie Blodgett, Myles McCormick and your management team to bring to fruition.

Our businesses are mutually complementary, but more importantly, we both share the same culture and values of putting our customers first, as well as passionately believing in the importance of our business and our industry as a whole. We have both grown our businesses based on satisfying our customers – by helping enhance their beauty. And, like you, as we help in a small way to enrich people’s lives, we at Shiseido also believe that we can contribute to society.

Although our companies have very different histories, and our origins are in different countries, with different backgrounds, we also have many common areas in the way we do business. We think it is important to respect our differences, but at the same time we can learn from each other through our complementary business practices and product offerings, which will ultimately lead us both to further growth.

We have closely watched the rapid development at Bare Escentuals, through the excellent efforts of not only your management team, but also thanks to each and every one of you. We have admired your achievements as a pioneer in the innovative mineral-based cosmetics line, something that is becoming more and more popular around the world as customers are increasingly turning to natural products and solutions. This trend towards mineral-based cosmetics has grown into a big industry trend in the American market and is now spreading to other markets. And we are very impressed with the way in which you have carefully nurtured your business, through inspired marketing activities and innovative distribution channels.

At Shiseido, we have our origins and foundations in Japan, and have built up a leading position in Asia including the important Chinese market. We look forward to working with you all to further expand the sales of mineral-based cosmetics, bringing your unique products to even more women around the world, especially in these growing Asian markets!

Shiseido is the leading cosmetics company in Japan, and is globally recognized as one of the oldest cosmetics companies operating for 138 years, in over 70 countries around the world. We have achieved this recognition by listening closely to our customers and to our employees, always looking for further innovations to enhance our products and services to better meet our customers’ needs. In order to do this we have developed a global network of distribution partners and retail outlets, as well as global manufacturing facilities, all of which we look forward to introducing to the exciting range of Bare Escentuals products. At the same time, to ensure that we maintain a position at the forefront of industry development, we have built a comprehensive in-house research capability, which we see benefiting your future product innovations.

I am very excited about the prospects of our combined offering. We bring to your business the strength of our Shiseido brand, a brand that has global resonance across a wide range of products, as well as a well-developed footprint in some of the world’s fastest growing markets. And we look forward to learning from you about the importance of natural, mineral-based products, a new area for us. We hope that the combination of two successful, but complementary companies and offerings is something that also excites you.

More specifically we think that the combination of our two companies will offer significant benefits to our consumers, our shareholders, and importantly, our associates, including:

•
Creating a complementary multi-channel and truly global distribution network, giving Bare Escentuals greater access to Japan, one of the world’s largest cosmetics markets, as well as other fast-growing Asian markets such as China;

•	Utilizing Shiseido’s extensive production capabilities and R&D resources;
•	Strengthening Shiseido’s U.S. and European business;
•	Expanding Shiseido group’s brand portfolio into the mineral-based cosmetics market, attracting a wider customer base; and
•	Offering compelling growth prospects and future value creation for both our companies.

Bare Escentuals’ business will continue to be managed by Leslie and her strong management team. Your business will form an important new arm of our global business, and will naturally complement our existing lineup. If you have any questions about the announcement and how it affects you, please feel free to contact me directly, or get in touch with Carsten Fischer, our Corporate Executive Officer in charge of International Business.

I look forward to formally welcoming you to the Shiseido group upon completion of this transaction. Together we create a formidable competitor in the global cosmetics industry – we are meant to BE together!

Yours sincerely,

Shinzo Maeda
Shiseido Co. Ltd.
President & CEO

The tender offer to which this letter relates has not yet commenced, and this letter is neither an offer to purchase, nor a solicitation of an offer to sell any securities. Stockholders of Bare Escentuals are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information.  Stockholders of Bare Escentuals may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or at the Shiseido website at http://www.shiseido.co.jp/e/ir/ir_news/index.htm.